Morgan Stanley Dean Witter Charter Series
Monthly Report
October 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of October 31, 2000 was as follows:

Funds                    N.A.V.                        % change for month
Charter Graham           $  9.49                          2.94%
Charter Millburn         $  8.54                          3.97%
Charter Welton           $  7.24                          2.08%

In general, each of the Charter funds recorded gains in the currency markets. Charter Millburn recorded additional gains in global stock index and metals futures. Charter Graham recorded additional profits in global stock index and interest rate futures, while experiencing losses in energy and metals futures. Charter Welton recorded additional gains in interest rate futures and posted losses in energy and metals futures.

Charter Graham

The Fund increased in value during October primarily as a result of gains recorded in the currency markets from short positions in the euro and the Swiss franc as the value of these European currencies fell versus the U.S. dollar amid continued skepticism regarding the European economy. Additional gains were recorded from short South African rand positions as its value trended lower due to a bomb blast in Cape Town, a weaker euro, instability in the Middle East and Zimbabwe and higher oil prices. In the global stock index futures markets, gains were recorded from short positions in Topix and Nikkei Index futures as stock prices in Tokyo declined after uninspiring earnings results from high-tech firms soured investor sentiment. In the global interest rate futures markets, gains were recorded during mid-month from long positions in U.S. interest rate futures as U.S. Treasury bond and Treasury note prices rose amid investors flocking to the relative safety of fixed income in response to the stock market's volatility and the political uncertainty in the Middle East. A portion of these gains was offset by losses recorded in the energy markets from long natural gas futures positions as prices decreased after the American Gas Association reported larger-than-expected inventories and on forecasts for warmer temperatures, which are keeping heating demand down. In the metals markets, losses were incurred from long positions in copper futures as prices declined after concerns mounted that demand would weaken amid a cooling of the U.S. economy.

Charter Millburn

The Fund increased in value during October primarily as a result of gains recorded in the currency markets from short positions in the Japanese yen as the value of the yen declined following the release of trade data and deflation figures, as well as the bankruptcy of a major Japanese life insurance company. Additional gains were recorded from short positions in the Thai baht as its value weakened relative to the U.S. dollar due to bearish regional currencies and political uncertainty in Thailand. In the global stock index futures markets, profits were recorded from short positions in Topix and Nikkei Index futures as stock prices in Tokyo declined after uninspiring earnings results from high-tech firms soured investor sentiment. In the metals markets, gains were recorded from short positions in zinc futures as the base metals complex was generally weaker as the market suffered from the effects of higher crude oil prices. A portion of these gains was offset by losses recorded in the energy markets from long natural gas futures positions as prices decreased after the American Gas Association reported larger-than-expected inventories and on forecasts for warmer temperatures, which are keeping heating demand down. In soft commodities, losses were recorded from long coffee futures positions as prices dropped on rain forecasts for key coffee growing areas of Brazil.

Charter Welton

The Fund increased in value during October primarily as a result of gains recorded in the currency markets from short positions in the euro and the Swiss franc as the value of these European currencies fell versus the U.S. dollar amid continued skepticism regarding the European economy.
Additional gains were recorded from short positions in the

Japanese yen as the value of the yen declined following the release of trade data and deflation figures, as well as the bankruptcy of a major Japanese life insurance company. In the global interest rate futures markets, gains were recorded from long positions in Japanese interest rate futures as Japanese bond prices increased amid investors flocking to the relative safety of fixed income in response to weak equity prices and political uncertainty in the Middle East. A portion of these gains was offset by losses recorded in the global stock index futures markets from choppy price movement in S&P 500 Index futures. In the energy markets, losses were experienced from long natural gas futures positions as prices decreased after the American Gas Association reported larger-than-expected inventories and on forecasts for warmer temperatures, which are keeping heating demand down.

Effective November 2000, the General Partner will transfer the clearing for each Charter Series partnership from Carr Futures Inc. to Morgan Stanley & Co. Incorporated, an affiliate of the general partner, with the exception of trades on the London Metal Exchange, which will be cleared by Morgan Stanley & Co. International Limited, also an affiliate of the general partner. In addition, Morgan Stanley & Co. Incorporated, rather than Carr Futures Inc., will act as the counterparty on all of the foreign currency trades for the Charter Series partnerships. Dean Witter will continue to act as the non-clearing commodity broker for the Charter Series partnerships. This transfer was fully described in the prospectus dated October 11, 2000. Limited partners are reminded that, subject to certain restrictions, they have the right to redeem their units on a monthly basis, and they may vote to take certain actions with respect to each partnership's operations, as more fully set forth in Section 15 (c) on page A-22 of each partnership's Limited Partnership Agreement, which is contained in the prospectus.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,




Robert E. Murray
Chairman
Demeter Management Corporation
General Partner


MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per
Unit from the start of every calendar year for each Fund in the
Morgan Stanley Dean Witter Charter Series.  Also provided is the inception-to-date return and the annualized return since
inception for each fund.  PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter Graham
Year                Return

1999 (10 months)                2.9%
2000 (10 months)               -7.8%

Inception-to-Date Return:      -5.1%
Annualized Return:        -3.1%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%
2000 (10 months)                        -8.0%

Inception-to-Date Return:                  - 14.6%
Annualized Return:                 -9.0%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -12.3%
2000 (10 months)               -18.9%

Inception-to-Date Return:           -27.6%
Annualized Return:       - 17.6%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended October 31, 2000
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        October 1, 2000
October 1, 2000                                                  Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                     (1,071,010)            (5.05)
(1,031,607)                      (4.37)
  Net change in unrealized      1,739,969              8.21)
2,019,910                         8.55

  Total Trading Results           668,959              3.16
988,303                           4.18
Interest Income (DWR)             112,893              0.53
126,631                           0.54

  Total Revenues                  781,852              3.69
1,114,934                         4.72

EXPENSES
Brokerage fees (DWR)              123,702              0.58
137,809                           0.58
Management fees                    35,343              0.17
39,375                            0.17

  Total Expenses                  159,045              0.75
177,184                           0.75

NET INCOME                        622,807              2.94
937,750                           3.97

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended October 31, 2000
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  October 1, 2000      2,300,555.237  21,206,080     9.22
2,877,134.458   23,624,416     8.21
Net Income                    -          622,807     0.27                     -
937,750                        0.33
Redemptions              (18,288.111)   (173,554)    9.49
(38,359.274)    (327,588)      8.54
Subscriptions             22,303.692     211,662     9.49
47,238.991      403,421        8.54

Net Asset Value,
  October 31, 2000     2,304,570.818  21,866,995     9.49
2,886,014.175   24,637,999     8.54

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended October 31, 2000
(Unaudited)

                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        October 1, 2000
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading profit (loss):
  Realized                       (516,984)     (2.57)
  Net change in unrealized        980,302       4.87

  Total Trading Results           463,318              2.30
Interest Income (DWR)             107,139              0.53

  Total Revenues                  570,457              2.83

EXPENSES
Brokerage fees (DWR)              117,380              0.58
Management fees                    33,537              0.17

  Total Expenses                  150,917              0.75

NET INCOME                        419,540              2.08

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended October 31, 2000
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  October 1, 2000      2,836,315.331    20,122,218          7.09
Net Income                        -        419,540          0.15
Redemptions              (39,106.079)   (283,128)      7.24
Subscriptions             15,908.977     115,181       7.24

Net Asset Value,
  October 31, 2000     2,813,118.229  20,373,811        7.24

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests").

The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services.

Commencing November 2000, clearing and execution services were transferred from Carr to Morgan Stanley & Co. Inc., ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). Demeter, DWR, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its U.S. Treasury bill investments. Carr also credits DWR with the interest income earned in respect to the Partnerships' Net Assets maintained in trading accounts at Carr. DWR in turn credits each Partnership with 100% of the interest income received from Carr. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of its Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of trading profits as of the end of each calendar month. Trading profits represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.

4.  Subsequent Event

Commencing in November 2000, the clearing for each Partnership is transferred from Carr to MS & Co., an affiliate of Demeter, while trades on the London Metal Exchange will be cleared by MSIL, also an affiliate of Demeter. In addition, MS & Co. and MSIL, rather than Carr, will act as the counterparty on all of the Partnerships' foreign currency trades. DWR will continue to act as the non-clearing commodity broker for the Partnership.